UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2018

Commission File Number: 001-37825

Talend S.A.

(Exact name of registrant as specified in its charter)

9, rue Pages, 92150 Suresnes, France

+33 (0) 1 46 25 06 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Talend S.A. (the “Company”) will hold its Annual Combined General Shareholders’ Meeting (the “Meeting”) on June 26, 2018 beginning at 2:30 p.m. (Paris time) at the Company’s registered office at 9, rue Pages, 92150 Suresnes, France.

The resolutions for Meeting that were included in the Notice of Annual Combined General Shareholders’ Meeting (the “Notice”) have been amended to reflect KPMG S.A. as the entity that shall act as the Company’s independent auditors for the next six-year period. As KPMG S.A. is certified by the Public Company Accounting Oversight Board and signs the consent filed with the Company’s Form 20-F, KPMG Audit IS’ mandate will not be renewed and instead, KPMG S.A. shall act as the Company’s independent auditor for the next six-year period. Other than the foregoing, no changes have been made to the Notice.

The following document regarding the updated resolutions of the Meeting is attached as an exhibit hereto and is incorporated by reference herein:

EXHIBIT INDEX

Exhibit	Title
99.1	Excerpt of Updated Resolutions of the Annual Combined General Shareholders’ Meeting of Talend S.A. and Corresponding Summary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TALEND S.A.

Date: June 11, 2018	/s/ Aaron Ross
Aaron Ross
General Counsel

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